Mail Stop 4561

July 13, 2005




Sidney M. Bresler
Chairman, President and Chief Executive Officer
Midlantic Office Trust, Inc.
11140 Rockville Pike, Suite 620
Rockville, Maryland  20852

      Re:	Midlantic Office Trust, Inc.
      Amendment No. 1 to Registration Statement on Form S-11
      Filed June 23, 2005
      File No. 333-124933

Dear Mr. Bresler:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.





Prospectus Cover Page

1. We note your response to comment 8; however, we are unable to agree with your analysis. We continue to believe that information about the directed share program is not key to an investment decision. This disclosure is more appropriate for the body of the prospectus. Please revise your cover page to remove this disclosure as previously requested.

Prospectus Summary, page 1

2. We note your response to prior comment 9; however, your summary still contains a significant amount of information that is better suited for the body of the prospectus. In addition, much of the information is repeated verbatim in the description of your business beginning on page 53. Please further revise to summarize the most important aspects of your business and your offering, rather than repeating the detailed disclosure that appears elsewhere in the document.

Our Strategy, page 5

3. Much of the disclosure in this section is repeated under the heading "Overview" beginning on page 1. Please revise to delete all redundancies in this section.

Risk Factors, page 19

4. We note that you have not entered into binding agreements to acquire your initial properties. Please include a risk factor discussing the risk that you may not acquire the initial properties described in the prospectus. Alternatively, please tell us why you believe this is not a material risk.

The value of certain consideration paid to Bresler & Reiner for certain intangible assets will be determined by our initial public offering price and may exceed the fair market value of these assets, page 19

5. Disclosure at the top of page 106 indicates the additional risk that the value of the consideration paid for the rights acquired from
Bresler & Reiner may exceed fair market value because you did not obtain any third-party appraisals, valuations, or fairness opinions.
Please expand this risk factor to discuss the additional risk.

Our cash available for distribution may not be sufficient to make distributions to our stockholders at expected levels, page 23

6. Please expand the disclosure to state whether you may use proceeds from this offering to pay distributions to stockholders.

Our debt agreements will impose limits on our operations and our ability to make distributions to our stockholders, page 26

7. The first sentence states that agreements relating to the debt you incur "may" contain financial and operating covenants. Please tell us whether any of the debt you will hold upon completion of this offering contains such covenants. If so, please revise the risk factor to describe those covenants and indicate whether you are currently in compliance. Please provide similar disclosure in the Liquidity section of MD&A.

Distribution Policy, page 41

8. We have read your response to comment 25 and 26. Please revise your disclosure to specifically describe the restrictions in your debt agreements that will prevent you from making distributions to investors.

9. Footnote (10) to the distribution table suggests that a portion of your initial distribution will exceed current and accumulated earnings. Please disclose how you intend to fund this distribution.

Our Business and Properties, page 53

10. We note your response to comment 38. Please further revise to clarify whether the collaborative relationships with local property managers and leasing agents are formal or informal. Please describe in more detail how you expect to benefit from these collaborative relationships in the future.

Certain Relationships and Related Party Transactions, page 104

Purchase and Sale Agreements and Assignment Agreement, page 106

11. We note your response to comment 54 and the revised disclosure on page 107. Please expand the disclosure under "Capitalization Rate" to explain in more detail the "desired capitalization rate." Discuss how you determined the rate for each property and how the desired capitalization rate relates to management`s estimate of 2005 net operating income.

Related Party Transactions, page 109

12. Refer to comment 54. Please revise your disclosure to state the cost of any property acquired by the seller within two years prior to this transaction. Refer to Instruction 5 to paragraph (a) in Item 404 of Regulation S-K.

Financial Statements

1. Adjustments to unaudited pro forma condensed consolidated balance sheet, page F-6
2. Adjustments to unaudited pro forma condensed consolidated statement of operations, page F-11

13. Please further expand your disclosures in response to our prior comment 73 to clarify how the amount expensed for the LTIP units was derived. In addition, tell us the accounting literature you relied upon in determining a negotiated value was appropriate in valuing the
LTIP units or the rights received.

Midlantic Office Trust, Inc., page F-31

14. We have considered your response to our prior comment 74.
Tell
us whether you considered the need to disclose a summary of the significant accounting policies the Company will employ subsequent to acquiring the properties.

Property Financial Statements prepared in accordance with Rule 3-
14
of Regulation S-X, pages F-32 - F-54

15. We note your response to prior comment 76. Please revise your document to include all of the financial statements required under Rule 3-14 of Regulation S-X.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at
(202) 551-3471 or me at (202) 551-3780 with any other questions.



Sincerely,




Karen J. Garnett
Assistant Director


cc:	Daniel LeBey, Esq. (via facsimile)
      Hunton & Williams LLP



??

??

??

??

Sidney M. Bresler
Midlantic Office Trust, Inc.
July 13, 2005
Page 5